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                              CURAGEN CORPORATION
                       555 Long Wharf Drive, 11th Floor
                         New Haven, Connecticut 06511


Via Edgar
---------

Securities and Exchange Commission                 December 10, 1997
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:  Joseph K. Pascale, Esq.
            Mail Stop 7-6

       Re: CuraGen Corporation - Registration Statement on Form 8A - File Number 000-23223

Dear Mr. Pascale:

     CuraGen Corporation (the "Company") hereby withdraws its Registration Statement on Form 8-A initially filed with the Securities and Exchange Commission on October 16, 1997 and amended on November 6, 1997 (the "Registration Statement"). The Company is withdrawing the Registration Statement in order to avoid it becoming effective prior to the effective date of its Registration Statement on Form S-1 also filed with the Securities and Exchange Commission on October 16, 1997 and amended on November 6, 1997.

     Any questions should be addressed to Michael L. Fantozzi, Esq. or Stefan J. Vounessea, Esq. at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone (617) 542-6000.

     Thank you.

                                     CURAGEN CORPORATION

                                     By:     /s/ David M. Wurzer
                                        --------------------------------
                                        David M. Wurzer
                                        Executive Vice President, Treasurer and
                                        Chief Financial Officer

CC:  Keith F. Higgins, Esq.
     Jonathan L. Kravetz, Esq.
     Michael L. Fantozzi, Esq.